KEEP HEALTHY, INC.

Unaudited Financial Statements For The Year Ended June 30, 2017

November 30, 2017



Independent Accountant's Review Report

To Management
Keep Healthy, Inc.
Wilmington, DE

We have reviewed the accompanying balance sheet of Keep Healthy, Inc. as of June 30, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 30, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

KEEP HEALTHY, INC.
BALANCE SHEET
JUNE 30, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 3,492
Accounts Receivable, Net	116,674
Inventory, Net	186,619
Prepaid Interest- Equipment Leases	16,192
TOTAL CURRENT ASSETS	322,977
NON-CURRENT ASSETS	
Fixed Assets, Net	177,580
Deferred Costs- Acquisition of Intangible Asset	9,568
Security Deposits	5,000
TOTAL NON-CURRENT ASSETS	192,148
TOTAL ASSETS	$ 515,125

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Capital Lease Obligation, current maturities	$ 54,073
Accounts Payable	358,275
Accrued Expenses	22,624
Deferred Rent Payable	3,998
TOTAL CURRENT LIABILITIES	438,970
NON-CURRENT LIABILITIES	
Capital Lease Obligation, less current maturities	42,422
Deferred Compensation- Related Party	72,488
Line of Credit	499,500
Due to Affiliate	43,266
Loan from Shareholder	745,000
TOTAL NON-CURRENT LIABILITIES	1,402,676
TOTAL LIABILITIES	1,841,646
SHAREHOLDERS' DEFICIT	
Common Stock (40,000,000 shares authorized, 10,504,500 issued, $.00001 par value)	105
Additional Paid in Capital	9,895
Retained Earnings (Deficit)	(1,336,524)
TOTAL SHAREHOLDERS' DEFICIT	(1,326,524)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 515,125

Unaudited- See accompanying notes.

KEEP HEALTHY, INC.
INCOME STATEMENT
FOR THE YEAR ENDED JUNE 30, 2017
_____

Operating Income		
Sales, Net	$	547,576
Cost of Goods Sold		383,438
Gross Profit		164,138
Operating Expense		
Selling, General & Adminstrative		534,370
Rent		129,542
Advertising		80,549
Depreciation		19,052
		763,514
Net Loss from Operations		(599,376)
Other Income (Expense)		
Interest Expense		(22,098)
Taxes & Licenses		(1,956)
Net Loss	$	(623,430)

KEEP HEALTHY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017
_____

Cash Flows Used By Operating Activities

Net Income (Loss) For The Period	$	(623,430)
Change in Accounts Receivable, Net		(85,486)
Change in Inventory, Net		(23,148)
Change in Prepaid Expense		(4,999)
Change in Accounts Payable		181,572
Change in Accrued Expenses		160,524
Depreciation		19,052
Net Cash Flows Used By Operating Activities		(375,915)

Cash Flows From Financing Activities

Change in Loan to Officer	(465,436)
Change in Loan from Shareholder	70,000
Repayment of Capital Lease Obligation	(29,094)
Change in Line of Credit	499,500
Net Cash Flows From Investing Activities	74,970

Cash at Beginning of Period		304,437
Net Increase (Decrease) In Cash		(300,945)
Cash at End of Period	$	3,492

KEEP HEALTHY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

_____

	Common Stock	Additional Paid in Capital	Retained Deficit	Total Equity
Balance as of June 30, 2016	$ 10,000.00	$ -	$ (713,096)	$ (703,096)
Net Loss for the Period			(623,430)	
Issuance of stock incident to reorganization	(9,895)	9,895		
Balance as of June 30, 2017	$ 105	$ 9,895	$ (1,336,524)	$ (1,326,524)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Keep Healthy, Inc. ("the Company") is a corporation organized under the laws of the States of New York, and Delaware. The Company is a manufacturer of food products whose sales are to customers in the food retail industry located throughout the United States.

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017, and first quarter of 2018, for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of an allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses, and other information management obtains regarding the financial conditions of customers. Receivables are charged off when they are deemed uncollectible. The allowance for trade accounts receivable was $4,657 as of June 30, 2017.

Inventory

The Company's inventory consists of finished products available for sale, raw materials, and packaging materials. Inventory is valued at the lower of cost or market value, and tracked using the first-in, first-out method. Inventory is stated net of a reserve for spoilage of $10,000 as of June 30, 2017.

Fixed Assets

Fixed assets are stated at cost. The cost of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in the results from operating activities.

Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful, or contractual, life.

Acquisition of Intangible Asset

The Company incurred costs in connection with its acquisition of a trademark. The cost of the trademark will be amortized over the life of the asset, if granted. If the trademark is denied, the costs will be recorded as current expenses in the period of the denial.

Revenue

The Company recognizes revenue when title and risk of loss pass to the customer, which is generally at the time products are received.

Shipping and Handling Costs

Shipping and handling costs are included in selling expense in the accompanying statements. Shipping and handling costs for the year ended June 30, 2017 amounted to $31,258.

Advertising

The Company records advertising expenses in the year incurred.

Equity

The Company may issue up to 40,000,000 shares of common stock, with a par value of $.00001 per share. The Company may also issue up to 20,000,000 shares of preferred stock, with a par value of $.00001 per share. Preferred shareholders have first call on the distribution of dividends declared by the Company, but do not have the right to vote on issues of Company business. As of June 30, 2017, the Company had not issued any preferred shares.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of New York. The Company's federal tax filing for 2017 will remain subject to review by the Internal Revenue Service until 2020. The Company is subject to income tax filing requirements in the State of New York. The Company's tax filing in the State of New York for 2017 will remain subject to review by that State until 2021. The Company is annual reporting, and franchise tax filing requirements in the State of Delaware. The Company's first annual report in Delaware will be subject to review for three years from the date filed.

As of June 30, 2017, the Company had accrued various deferred tax assets, including operating loss carryforwards, and tax credits. The Company has elected not to record a valuation allowance to recognize the benefits associated with the tax assets due to management's uncertainty as to the future valuation and timing of their recognition. Under current tax law, federal net operating loss carryforwards expire if unused after twenty years.

NOTE C- FIXED ASSETS

Fixed assets consist of the following:

Machinery and equipment	$209,388
Leasehold improvements	46,366
Less: accumulated depreciation	78,174
TOTAL	$177,580

Included in the above is machinery and equipment acquired under capital lease arrangements. The transactions and balances relating to the capital leases are as follows:

Equipment recorded under capital leases	$178,085
Amortization expense for the year	26,522
Accumulated amortization	70,332

NOTE D- RELATED PARTY TRANSACTIONS

"Loan from Shareholder" represents amounts due for working capital advances made by the Company's CEO and sole shareholder, or to affiliated entities controlled by him, and for expenses incurred on behalf of the company, net of repayments. The loan is secured by one or more subordinated promissory notes, and accrues interest at the rate of 7% annually. The entire amount of principal and accrued interest due on the loan is payable at maturity on December 31, 2018.

The Company leases office, production, and warehouse space from an entity under common management and ownership with the Company.

"Due to affiliate" represents the Company's cost for leasehold improvements performed by an affiliate of the Company on the Company's behalf. This amount is unsecured, non-interest bearing, and has no stated terms for repayment.

NOTE E- LEASES

The Company acquired equipment under capital lease agreements from May of 2014 through August of 2016. The monthly payments under the agreements range from $405 to $3,138, and include interest which ranges from 12% to 14% per annum. The capital lease obligations are personally guaranteed by the Company's CEO and sole shareholder. A related entity under common ownership and management is also a co-guarantor for one of the capital lease agreements.

The following is a schedule of future minimum lease payments under capitalized leases:

Year	Amount Due
2018	$54,073
2019	23,276
2020	9,540
2021	810
TOTAL	$87,699

In 2015, and 2016, the Company entered into non-cancellable operating lease agreements with an affiliated entity for production, warehouse, and office space ("the Leases"). The Leases contain provisions for periodic rent increases. The Company has elected to recognize aggregate lease costs over the terms of the leases on a straight-line basis. The difference between cash rental payments, and rental expense is recognized as a liability entitled "Deferred Rent Payable." Future minimum payments due under the leases are as follows:

Year	Amount Due
2018	$136,271
2019	140,360
2020	144,571
TOTAL	$421,202

NOTE F- LINE OF CREDIT

In 2016, the Company entered into an agreement with a commercial bank for use of a revolving line of credit for the purpose of funding continuing operations. The line of credit accrues interest at the rate of prime, plus 1%, or 4.75%, whichever is greater (currently 4.75%). The line of credit and all accrued interest are payable on January 1, 2018. However, management will request, and expects to receive a modification to the line of credit that will postpone payment.

Under the terms of the line of credit, the Company is required to observe certain restrictions relating to total indebtedness, guarantees to outsiders, changes in ownership, and changes in the Company's overall financial condition. As of June 30, 2017, management did not believe that the Company was in violation of any of the restrictive covenants of the line of credit.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

More than 70% of the Company's sales, and accounts receivables, are concentrated among three to five partner retailers. As of June 30, 2017, management believes that these retailers are unlikely to represent undue risk either of default, or of creating significant hardship resultant from their loss as a customer of the Company.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 30, 2017, the date that the financial statements were available to be issued.